Food Company, Inc.

One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754
Email: michael.carter@.dole.com

C. Michael Carter

Executive Vice President, General Counsel and Corporate Secretary

SUBMITTED VIA EDGAR

June 29, 2011

Mr. John Reynolds

Assistant Director, Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Dole Food Company, Inc.

Comment Letter from Commission Dated June 16, 2011, Responding to

Response from Dole Food Company, Inc. dated May 25, 2011, Responding to

Comment Letter from the Commission Dated May 11, 2011, Concerning:

Form 10-K for the Fiscal Year Ended January 1, 2011

Filed March 14, 2011

Current Report on Form 8-K

Filed March 14, 2011

File No. 001-04455

Dear Mr. Reynolds:

We are in-receipt of the above-captioned comment letter. We have endeavored to respond fully to your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our response to the comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 38

1.	We note the factors you considered in continuing to conclude that there is sufficient evidence that you have the ability and intent to indefinitely reinvest your undistributed foreign earnings of $2.3 billion as of January 1, 2011 in your response to comment two of our letter dated May 11, 2011. Please tell us the amounts of cash and investments held in foreign subsidiaries as of January 1, 2011 that would be subject to a significant tax effect upon their repatriation. With a view towards discussion and analysis in future filings and to the extent material, provide disclosure to illustrate that some cash and investments are not potentially available to fund domestic operations without paying a significant amount of taxes upon their repatriation.

Mr. John Reynolds

June 29, 2011

The amount of cash and cash equivalents held by Dole’s foreign subsidiaries as of January 1, 2011 was approximately $128 million. While this amount would significantly increase Dole’s tax expense and effective tax rate if repatriated, it would not result in a material cash tax cost to the Company at this time due to our federal and state net operating loss carryforwards as of January 1, 2011. We understand the Staff’s comments regarding disclosure to illustrate that some cash and cash equivalents are not potentially available to fund domestic operations without paying a significant amount of taxes upon their repatriation and, to the extent material, will include a discussion in our future filings.

Exhibits

2.	We reissue comment five of our letter dated May 11, 2011. We note that Exhibits 10.1 and 10.2 are missing exhibits, schedules and/or attachments. We also note that Exhibits 10.1 and 10.2 to the Form 8-K filed on January 11, 2010, Exhibit 10.3 to the Form 8-K filed on December 3, 2010, and Exhibits 10.1 and 10.2 to the Form 8-K filed on February 25, 2011 are missing exhibits, schedules and/or attachments. Please confirm that you will file these exhibits with your next periodic report. Your initial paragraph states that you will file the missing exhibits, schedules and other attachments for Exhibits 10.1 and 10.2 to the Form 10-K, however, the exhibits should be filed in their entirety, not just the missing information. Regarding the exhibits filed with the Form 8-Ks filed on January 11, 2010 and December 3, 2010, these exhibits were material when filed and therefore should have been filed in their entirety at that point. The fact that they were subsequently superseded does not change this analysis.

As you request, with respect to Exhibits 10.1 and 10.2 to our most recent Form 10-K, and Exhibits 10.1 and 10.2 to the Form 8-K filed on January 11, 2010, this will confirm that we will file these Exhibits in their entirety, under cover of a Form 8-K . These documents constitute versions of our term credit agreement and our asset-based-lending revolving credit agreement. We note that, as we have publicly disclosed, we are working on a refinancing of these facilities, and expect to close on the refinancing in about one week from now. Accordingly, all the Exhibits set forth above will have been superseded at the time of that closing, but will be filed in their entirety in any event.

With respect to the ongoing refinancing, we wish to bring to the Staff’s attention that not all of the exhibits and schedules to the new credit agreements may be complete at the time the new credit agreements are signed. This is the typical situation for us, as fluid market conditions often dictate that a refinancing be closed in a short span of time; the credit agreements permit us to use additional time to complete all the schedules and exhibits to the signed credit agreements. Accordingly, should this additional time be required in connection with the ongoing refinancing, we will file the new credit agreements promptly upon the closing of the refinancing, and will then file those agreements with the complete set of schedules and exhibits as soon as the latter are complete.

Mr. John Reynolds

June 29, 2011

We respectfully suggest that Exhibit 10.3 to the Form 8-K filed on December 3, 2010, and Exhibits 10.1 and 10.2 to the Form 8-K filed on February 25, 2011 are a different matter. These Exhibits constitute management incentive plans, not credit facilities. With respect to Exhibit 10.1 to the Form 8-K filed on February 25, 2011, concerning our 2011 Self-Funded Cash Long-Term Incentive Plan, the exhibit to Exhibit 10.1 that we did not file is Exhibit A, which contains the Performance Matrix of actual numerical performance criteria. With respect to Exhibit 10.2 to our Form 8-K filed on February 25, 2011, concerning the grant of Performance Shares, the exhibit to Exhibit 10.2 that we did not file is Attachment A, which contains the actual numerical performance criteria and payout schedule for the Performance Share awards.

In accordance with the Commission’s rules and regulations, we have appropriately disclosed the performance metrics used in the 2011 Self-Funded Cash Long Term Incentive Plan and for the Performance Shares, on pages 22 and 23 of our Proxy Statement filed on April 8, 2011. However, to disclose the actual numerical performance criteria before the performance period has ended would, for the reasons we stated in, e.g., our correspondence filed with the Commission on April 3, 2009, March 12, 2009 and February 19, 2009, cause Dole competitive harm and therefore are excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K. We disclose the actual numerical performance criteria once the applicable performance period has ended. This issue was also discussed with the Staff in connection with our October 2009 IPO.

Finally, with respect to Exhibit 10.3 to the Form 8-K filed on December 3, 2010, at the time of the December 3, 2010 Form 8-K filing, no exhibit to Exhibit 10.3 had yet been adopted, so none could have been filed. The document in that Exhibit 10.3 was, as noted in our response to the Commission dated May 25, 2011, replaced by a slightly different document, filed as Exhibit 10.2 to our Form 8-K dated February 25, 2011; the exhibit to that Exhibit 10.2, as noted above, is Attachment A, which contains the actual performance criteria and payout schedule for the Performance Share awards.

As requested in your comment letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810, Joseph Tesoriero (Dole’s Executive Vice President and Chief Financial Officer) at 818-879-6900, Jeffrey Conner (Dole’s Vice President, Associate General Counsel and Assistant Secretary) at 818-879-6834, Yoon Hugh (Dole’s Vice President, Controller and Chief Accounting Officer) or David DeLorenzo (Dole’s President and Chief Executive Officer) at 818-879-6801.

Sincerely,

/s/ C. Michael Carter

C. Michael Carter

Mr. John Reynolds

June 29, 2011

cc:	Jeffrey Conner

David A. DeLorenzo

Joseph S. Tesoriero

Yoon Hugh